SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               Motient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    619908304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
                                                                     [_] (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

8.   SHARED VOTING POWER

     19,618,480

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,618,480

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,618,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,618,480

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,618,480

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,618,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,618,480

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,618,480

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,618,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,310,131

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,310,131

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,310,131

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 420877201
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,310,131

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,310,131

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,310,131

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,310,131

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,310,131

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,310,131

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     24,928,611

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     24,928,611

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,928,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     24,928,611

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     24,928,611

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,928,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     24,928,611

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     24,928,611

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,928,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     24,928,611

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     24,928,611

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,928,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 3, FILED ON APRIL 23, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 3, FILED ON APRIL 23, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 19,618,480 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 19,618,480 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 19,618,480 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 5,310,131 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 5,310,131 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 5,310,131 Shares.

As of the date hereof HMC may be deemed to beneficially own 24,928,611 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 24,928,611 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 24,928,611 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 24,928,611 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 3, FILED ON APRIL 23, 2007.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 19,618,480 Shares, constituting 23.1% of the Shares of the Issuer, based upon 84,809,263* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,618,480 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,618,480 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 19,618,480 Shares, constituting 23.1% of the Shares of the Issuer, based upon 84,809,263* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,618,480 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,618,480 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 19,618,480 Shares, constituting 23.1% of the Shares of the Issuer, based upon 84,809,263* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,618,480 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,618,480 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 5,310,131 Shares, constituting 6.5% of the Shares of the Issuer, based upon 82,294,333* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,310,131 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,310,131 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 5,310,131 Shares, constituting 6.5% of the Shares of the Issuer, based upon 82,294,333* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,310,131 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,310,131 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 5,310,131 Shares, constituting 6.5% of the Shares of the Issuer, based upon 82,294,333* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,310,131 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,310,131 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 24,928,611 Shares, constituting 29.2% of the Shares of the Issuer, based upon 85,529,383* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,928,611 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,928,611 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 24,928,611 Shares, constituting 29.2% of the Shares of the Issuer, based upon 85,529,383* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,928,611 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,928,611 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 24,928,611 Shares, constituting 29.2% of the Shares of the Issuer, based upon 85,529,383* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,928,611 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,928,611 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 24,928,611 Shares, constituting 29.2% of the Shares of the Issuer, based upon 85,529,383* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,928,611 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,928,611 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

* The number of outstanding shares is based on the 81,574,213 shares the Company reported outstanding as of March 15, 2007, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 24, 2007, the Issuer and Harbinger Capital Partners Master Fund I, Ltd. entered into a Registration Rights Agreement pursuant to which Harbinger Capital Partners Master Fund I, Ltd. will be entitled to certain registration rights with respect to 1,658,149 Shares purchased by it on April 16, 2007, the beneficial ownership of which was reported in Amendment No. 2 to this Schedule 13D filed on April 18, 2007. The Registration Rights Agreement is incorporated by reference in this Schedule 13D as Exhibit C, and reference is made to that Exhibit for the terms of the Agreement.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     ITEM 7 FROM THE SCHEDULE 13D, AMENDMENT NO. 3, FILED ON APRIL 23, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Registration Rights Agreement

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

April 27, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 27, 2007 relating to the Common Stock, $0.01 par value of Motient Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------


HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    -------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

April 27, 2007

                                                                       Exhibit B

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                 Transactions in
                                  Common Stock
                                  ------------

        Date of                  Number of Shares                Price of Shares
      Transaction                Purchase/(Sold)

        4/23/07                      302,500                           9.85
        4/23/07                       28,500                           9.84
        4/23/07                      100,000                           9.80
        4/24/07                       65,000                           9.85
        4/24/07                      114,500                           9.86
        4/25/07                       63,300                          10.52
        4/25/07                       33,350                          10.54
        4/25/07                       50,000                          10.48
        4/26/07                       25,000                          11.75
        4/26/07                      275,000                          11.47

                                 Transactions in
                                 Preferred Stock
                                 ---------------

        Date of                  Number of Shares                Price of Shares
      Transaction                Purchase/(Sold)

        4/24/07                        1,000                         835.00
        4/25/07                        3,335                         835.00
        4/26/07                        5,000                         845.00

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                                 Transactions in
                                  Common Stock
                                  ------------

        Date of                  Number of Shares                Price of Shares
      Transaction                Purchase/(Sold)

        4/25/07                       31,600                          10.52
        4/25/07                       16,650                          10.54
        4/25/07                       25,000                          10.48

                                 Transactions in
                                 Preferred Stock
                                 ---------------

        Date of                  Number of Shares                Price of Shares
      Transaction                Purchase/(Sold)

        4/25/07                        1,665                         835.00

                                                                       Exhibit C

                          REGISTRATION RIGHTS AGREEMENT

          This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of April 24, 2007, is by and between (i) Harbinger Capital Partners Master Fund I, Ltd. ("Holder") and (ii) Motient Corporation, a Delaware corporation ("Motient"). Certain capitalized terms used herein are defined in Section 7.

                                    RECITALS:

          WHEREAS, certain holders of options to purchase common stock of TerreStar Networks Inc. (the "Exchanging Parties") and Motient have entered into an Exchange Agreement (the "Exchange Agreement"), that provides, subject to the terms and conditions thereof, for the purchase by Motient of 100% of the shares of common stock of TerreStar Networks, Inc. held directly by the Exchanging Parties (the "Exchange");

          WHEREAS, as part of the consideration to be paid in the Exchange, Motient will issue an aggregate of 1,658,149 shares of its common stock, par value $0.01 per share ("Common Shares"), to the Exchanging Parties;

          WHEREAS, the Holder currently owns securities issued by Motient, and plans to acquire the Common Shares to be issued by Motient in the Exchange pursuant to that certain Securities Purchase Agreement dated April 24, 2007;

          WHEREAS, in connection with its consummation of the transactions contemplated by the Exchange Agreement, the Exchanging Parties desire to sell all of the Common Shares to be received in the Exchange to the Holder, and the Holder is willing to purchase such shares on the condition that it receive registration rights from Motient with respect to the Common Shares; and

          WHEREAS, in order to induce the Holder to acquire the shares to be issued in the Exchange, and thereby to induce the Exchanging Parties to consummate the transactions under the Exchange Agreement, Motient has agreed to provide certain registration rights to the Holder on the terms and subject to the conditions set forth herein.

          NOW, THEREFORE, the parties hereto hereby agree as follows:

               SECTION 1. REGISTRATION UNDER THE SECURITIES ACT.

     1.1  Registration.

          (a) Holder and Motient shall cooperate, and Motient shall file with the Securities and Exchange Commission (the "SEC") as soon as practicable following the date hereof, a registration statement on Form S-3 for the purpose of registering the resale of all Common Shares under the Securities Act by the Holder in an offering to be made on a continuous basis pursuant to Rule 415, (the "Resale Registration Statement"). Motient hereby represents that it is eligible to file a registration statement on Form S-3, and covenants that it will maintain that eligibility to utilize Form S-3 for so long as it is obliged to keep the Resale Registration Statement effective under section 1.1(b) below. Motient will cause the Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Motient shall use its commercially reasonable efforts, and the Holder will cooperate with Motient, to have the Resale Registration Statement declared effective by the SEC as promptly as practicable.

          (b) Motient shall keep the Resale Registration Statement effective (including through the filing of any required post-effective amendments) until the earlier to occur of (i) such time as the Holder has sold all of the Common Shares registered thereunder or (ii) the later of (A) 90 days after Holder and its affiliates cease to be affiliates of Motient for purposes of Rule 144 under the Securities Act and (B) the second year anniversary of the closing of the transactions contemplated by the Exchange Agreement; provided, that such date shall be extended by the amount of time of any period during which the Holder may not use the Resale Registration Statement as the result of the occurrence of an event described in Section 1.2(e) (ii), (iii) or (iv), or Section 2.1 below. Thereafter, Motient shall be entitled to withdraw the Resale Registration Statement and, upon such withdrawal, the Holder shall have no further right to sell any of the Common Shares pursuant to the Resale Registration Statement (or any prospectus forming a part thereof).

     1.2 Registration Procedures. Subject to the terms and conditions hereof, Motient shall use its commercially reasonable efforts to effect the registration and the disposition of the Common Shares in accordance with the intended method of disposition thereof, and pursuant thereto Motient shall as expeditiously as practicable:

     (a) promptly prepare and file with the SEC the Resale Registration Statement with respect to the Common Shares (and any amendments, including any post-effective amendments or supplements to the Resale Registration Statement and prospectus included therein Motient deems to be necessary) and use its commercially reasonable efforts to cause the Resale Registration Statement to become effective and to comply with the provisions of the Securities Act applicable to it; provided, that before filing the Resale Registration Statement -------- or prospectus or any amendments or supplements thereto, Motient shall furnish to counsel for the Holder copies of all such documents proposed to be filed, including documents incorporated by reference in the Resale Registration Statement and, if requested by the Holder, the exhibits incorporated by reference so as to provide the Holder and its counsel a reasonable opportunity to review and comment on such documents, and Motient (i) will make such changes and additions thereto as reasonably requested by counsel to the Holder prior to filing the Resale Registration Statement or amendment thereto or any prospectus or any supplement thereto and (ii) if Holder is an underwriter or controlling person of Motient, will include therein material relating to the Holder or the plan of distribution for the Common Shares registered thereunder, furnished to Motient in writing, which, in the reasonable judgment of the Holder, should be included;

     (b) furnish to the Holder such number of copies of the Resale Registration Statement, each amendment and supplement thereto, the prospectus included in the Resale Registration Statement and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Common Shares registered thereunder; provided, however, that Motient shall have no obligation to furnish copies of a final prospectus if the conditions of Rule 172(c) under the Securities Act are satisfied by Motient;

     (c) prepare and file with the SEC such amendments and supplements to the Resale Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Resale Registration Statement effective for the time period as specified in Section 1.1 in order to complete the disposition of the Common Shares covered by the Resale Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all Common Shares during such period in accordance with the intended methods of disposition thereof as set forth in the Resale Registration Statement, including without limitation identification of the permitted transferees of the Holder;

     (d) use its commercially reasonable efforts to register or qualify the Common Shares under such other securities or blue sky laws of such jurisdictions as the Holder reasonably request and do any and all other acts and things which may be reasonably necessary or advisable to enable the Holder to consummate the disposition of the Common Shares in such jurisdictions (provided that Motient shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

     (e) notify the Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, (i) when the Resale Registration Statement or any post-effective amendment has become effective under the Securities Act, (ii) of any written request by the SEC for amendments or supplements to the Resale Registration Statement or prospectus, (iii) of the happening of any event as a result of which the prospectus included in the Resale Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (whereupon the Holder shall immediately cease any offers, sales or other distribution of Common Shares registered thereunder), and, subject to 1.3(c), Motient shall promptly prepare a supplement or amendment to such prospectus so that, as thereafter used by the Holder for the resale of Common Shares, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iv) of the issuance of any stop order suspending the effectiveness of the Resale Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any of the Common Shares included in the Resale Registration Statement for sale or distribution in any jurisdiction;

     (f) in the event of the issuance of any stop order suspending the effectiveness of the Resale Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Shares included in the Resale Registration Statement for sale or distribution in any jurisdiction, Motient shall use its commercially reasonable efforts promptly to obtain the withdrawal of such order and shall prepare and file an amended or supplemented prospectus, if required;

     (g) provide a transfer agent and registrar for all Common Shares not later than the effective date of the Resale Registration Statement;

     (h) use its commercially reasonable efforts to cause the Common Shares covered by the Resale Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Holder to complete the disposition of the Common Shares covered by such registration statement and comply with the provisions of the Securities Act with respect to the disposition of all Common Shares covered by the Resale Registration Statement during such period in accordance with the intended methods of disposition by the Holder thereof set forth in the Resale Registration Statement;

     (i) make available for inspection by the Holder, any underwriter participating in any disposition pursuant to the Resale Registration Statement on behalf of the Holder, and any attorney, accountant or other agent retained by the Holder or underwriter, all financial and other records, pertinent corporate documents and properties of Motient, and cause Motient's officers, managers, employees and independent accountants to supply all information reasonably requested by Motient or any underwriter, attorney, accountant or agent in connection with the Resale Registration Statement; and

     (j) make generally available to its stockholders a consolidated earnings statement (which need not be audited) for the 12 months beginning after the effective date of such registration statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earning statement under
          Section 11(a) of the Securities Act.

     1.3  Other Procedural Matters.

     (a) SEC Correspondence. Motient shall make available to the Holder promptly after the same is prepared and publicly distributed, filed with the SEC, or received by Motient, one copy of the Resale Registration Statement and any amendment thereto, each preliminary prospectus and each amendment or supplement thereto, each letter written by or on behalf of Motient to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to the Resale Registration Statement. Motient will promptly respond to any and all comments received from the SEC, with a view towards causing the Resale Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that the Resale Registration Statement or any amendment thereto will not be subject to review.

     (b) Motient may require the Holder to furnish to Motient any other information regarding the Holder and the disposition of Common Shares, including without limitation the plan of distribution of the Common Shares, as Motient reasonably determines is required to be included in the Resale Registration Statement.

     (c) Holder agrees that, upon notice from Motient of the happening of any event as a result of which the prospectus included in the Resale Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a "Suspension Notice"), the Holder will forthwith discontinue disposition of Common Shares pursuant to the Resale Registration Statement until the Holder is advised in writing by Motient that the use of the prospectus may be resumed and are furnished with a supplemented or amended prospectus as contemplated by
          Section 1.2 hereof; provided, however, that such -------- ------- postponement of sales of Common Shares by the Holder shall not in any event exceed (i) twenty (20) consecutive days or (ii) forty-five (45) days in the aggregate in any 12 month period. If Motient shall give the Holder any Suspension Notice or impose a Lockup Period (as defined below), Motient shall extend the period of time during which Motient is required to maintain the Resale Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such Suspension Notice to and including the date the Holder either is advised by Motient that the use of the prospectus may be resumed or by the Lockup Period, as applicable. In any event, Motient shall not be entitled to deliver more than a total of three (3) Suspension Notices in any 12 month period.

     (d) Neither Motient nor the Holder shall permit any officer, manager, underwriter, broker or any other person acting on behalf of Motient or the Holder to use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the Resale Registration Statement filed pursuant to this Agreement without the prior written consent of Motient, the Holder and any underwriter.

     1.4  Expenses.

     (a) Registration Expenses. All Registration Expenses shall be borne by Motient.

     (b) Selling Expenses. All expenses incident to the Holder's performance of or compliance with this Agreement, including, without limitation, all fees and expenses of counsel for the Holder, fees and expenses of the Holder's transfer agent, and any broker or dealer discounts or commissions attributable to the disposition of Common Shares shall be borne solely by the Holder.

                          SECTION 2. LOCKUP AGREEMENT.

     2.1 Lockup. Holder hereby agrees, beginning 60 days (extended for any period during a Suspension Notice during the first 60 days) following the Closing Date (as defined in the Exchange Agreement), to not effect any public sale or distribution (including any sales pursuant to Rule 144) of equity securities of Motient, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90-day period beginning on the effective date of any primary underwritten registered public offering of equity securities of Motient or securities convertible or exchangeable into or exercisable for equity securities of Motient (except as part of such underwritten registration), unless the underwriters managing such registered public offering otherwise consent in writing, and the Holder will deliver an undertaking to the managing underwriters (if requested) consistent with this covenant (in each case, a "Lockup Period"). Notwithstanding the foregoing, the Holder shall not be obligated to comply with the provisions of this Section 2.1, (i) more than two times in any 12-month period, and (ii) unless all officers and directors of Motient, and holders of more than 6% of the total combined voting power of all Common Shares then outstanding are also subject to a Lockup Period on the same terms as the Holder. Notwithstanding the foregoing, this Section 2.1 shall not apply to any Holder (or transferee of any such Holder in accordance with Section 5.1 hereof) who does not own or have the right to acquire or vote with respect to Common Shares consisting of, in the aggregate, more than six percent (6%) of the total combined voting power of all Common Shares then outstanding. Solely for purposes of calculating the six percent (6%) in the preceding sentence, each Holder shall be considered individually and not in the aggregate with its permitted transferees.

                          SECTION 3. INDEMNIFICATION.

     3.1 Indemnification by Motient. Motient agrees to indemnify, to the extent permitted by law, the Holder, its officers, directors, employees and Affiliates and each Person who controls the Holder (within the meaning of the Securities
Act) against all losses, claims, damages, liabilities, and expenses caused by any untrue or alleged untrue statement of material fact contained in the Resale Registration Statement or any prospectus forming a part of the Resale Registration Statement or any "issuer free writing prospectus" (as defined in Securities Act Rule 433), or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or any violation or alleged violation by Motient of the Securities Act, the Exchange Act or applicable "blue sky" laws, except that Motient shall not be liable to any Holder pursuant to this Section
3.1 insofar as the same are made in reliance and in conformity with any information furnished in writing to Motient by such Holder expressly for use therein or by the failure of such Holder to deliver a copy of such registration statement or prospectus or any amendments or supplements thereto as required by law after Motient has furnished such Holder with a sufficient number of copies of the same.

     3.2 Indemnification by the Holder. In connection with the Resale Registration Statement in which the Holder is participating, each Holder shall furnish to Motient in writing such information as Motient reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify Motient, its directors, officers, employees and Affiliates, and each Person who controls Motient (within the meaning of the Securities Act), against any losses, claims, damages, liabilities, and expenses resulting from any untrue or alleged untrue statement of material fact contained in the Resale Registration Statement, the prospectus or preliminary prospectus forming a part of the Resale Registration Statement or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only to the extent that any information so furnished in writing by such Holder contains such untrue statement or omits a material fact required to be stated therein necessary to make the statements therein not misleading; provided, however, that any such obligation of each Holder to indemnify Motient hereunder shall be limited to the net proceeds to such Holder from the sale of the Common Shares pursuant to the Resale Registration Statement in the case of the Resale Registration Statement.

     3.3 Indemnification Procedures. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

     3.4 Investigation; Contribution. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, or controlling Person of such indemnified party and shall survive the transfer of securities. If the indemnification provided under Section 3.1 or
Section 3.2 of this Agreement is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of each Holder for contribution pursuant to this
Section 3.4 be greater than the amount for which such Holder would have been liable pursuant to Section 3.2 had indemnification been available and enforceable.

                       SECTION 4. RULE 144 TRANSACTIONS.

     4.1 Undertaking to File Reports and Cooperate in Rule 144 Transactions. For as long as the Holder continues to hold any Common Shares, Motient shall use its commercially reasonable efforts to file with the SEC, on a timely basis, all annual, quarterly and other periodic reports required to be filed by it under Sections 13 and 15(d) of the Exchange Act, and the rules and regulations thereunder, and to otherwise maintain its eligibility to utilize Form S-3 ; provided, however, that the foregoing shall not be construed to require Motient to prepare and file periodic reports if it is not required to do so under the Exchange Act. In the event of any proposed sale by any Holder of Common Shares pursuant to Rule 144 under the Securities Act or otherwise as provided herein, which sale is to be made in accordance with the terms of Section 5.1(b) hereof, Motient shall use its commercially reasonable efforts to cooperate with such Holder so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of the transfer agent of Motient, and the reasonable requirements of the broker through which the sales are proposed to be executed, and shall, upon written request, furnish unlegended certificates representing ownership of Common Shares sold thereby, such certificates to be furnished in such numbers and denominations as such Holder may reasonably request.

                      SECTION 5. RESTRICTIONS ON TRANSFER.

     5.1 Permitted Transfers. With respect only to the Common Shares (which are to be issued by Motient in an unregistered transaction), Holder hereby agrees that, until it has disposed of all of the Common Shares, it will not, directly or indirectly, without the prior written consent of Motient, sell, distribute, transfer or otherwise dispose (in each case, a "Disposition") of any Common Shares, except:

     (a)  sales of Common Shares pursuant to the Resale Registration Statement;
          or

     (b)  sales of Common Shares pursuant to Rule 144 under the Securities Act;
          or

     (c) sales or transfers of Common Shares to any Person or group of related Persons who would immediately thereafter not own or have the right to acquire or vote with respect to Common Shares consisting of, in the aggregate, more than five percent (5%) (with each Person, other than Affiliates of the transferring Holder, considered individually and not in the aggregate with the other transferees) of the total combined voting power of all Common Shares then outstanding; provided, however, that in each such case, the transferee shall receive and hold such Common Shares subject to, and the transferee and all of the transferees' Affiliates shall agree to be bound by, all the terms of this Agreement, which terms shall also inure to the benefit of such transferees, and there shall be no further transfer of such Common Shares, except in accordance with the provisions of this Section 5.1; or

     (d) a bona fide pledge of or the granting of a security interest in the Common Shares to an institutional lender for money borrowed, provided that such lender acknowledges in writing that it has received a copy of this Agreement and agrees, upon its becoming the owner of, or obtaining dispositive authority with respect to or in connection with any disposition of, any such Common Shares, to be bound by the provisions of this Agreement in connection with any right it may have to dispose of any such Common Shares (and, upon agreeing so to be bound, the provisions of this Agreement shall inure to the benefit of such party); or

     (e) sales or transfers of Common Shares pursuant to a tender or exchange offer; or

     (f) dispositions of Common Shares by any Holder to any wholly owned subsidiary of such Holder or to a successor corporation of such Holder or to an Affiliate of such Holder; provided, however, that in each such case, the transferee shall receive and hold such Common Shares subject to, and the transferee and all of the transferees' Affiliates shall agree to be bound by, all the terms of this Agreement, which terms shall also inure to the benefit of such transferees, and there shall be no further transfer of such Common Shares, except in accordance with the provisions of this Section 5.1; or

     (g) dispositions pursuant to any merger, consolidation, reorganization or recapitalization to which Motient is a party or in connection with any reclassification of Common Shares; or

     provided, that (i) in the event that any Holder seeks to effect a Disposition of any Common Shares pursuant to clauses (b), (c) or (f) of this Section 5.1, such Disposition is made in compliance with applicable securities laws, and (ii) prior to any Disposition pursuant to clause (b), if requested by Motient's transfer agent (other than with respect to sales of Common Shares pursuant to Rule 144(k) under the Securities Act), or in any Disposition pursuant to clauses (c) or (f), such Holder shall have delivered to Motient an opinion of counsel stating that such Disposition
     (A) is permitted by this Agreement and (B) does not require registration under the Securities Act.

                        SECTION 6. INTENTIONALLY OMITTED

                            SECTION 7. DEFINITIONS.

     "Affiliate" means, with respect to any specified Person, any other Person that, directly or indirectly or through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any successor statute.

     "Holder" means Holder any of its permitted transferees pursuant to Section 5.1(c) or (f).

     "Person" means any individual, firm, partnership, corporation, trust, joint venture, limited liability company, association, joint stock company, unincorporated organization, or any other entity or organization, including a governmental entity or any department, agency, or political subdivision thereof.

     "Registration Expenses" means all expenses incident to Motient's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, fees with respect to filings required to be made with the NASD, printing expenses, messenger and delivery and mailing expenses, fees and disbursements of custodians, and fees and disbursements of counsel for Motient and all independent certified public accountants retained by Motient and other Persons retained by Motient.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any successor statute.

                           SECTION 8. MISCELLANEOUS.

     8.1  Legends and Stop Transfer Orders.

          (a) Holder hereby agrees that all certificates representing Common Shares shall have the following legend (or other legend to the same effect):
"The shares represented by this certificate are subject to restrictions on transfer and other restrictions pursuant to the provisions of a Registration Rights Agreement, dated April 24, 2007, between Motient Corporation and the Holder named therein, a copy of which is on file at the office of the corporate secretary of Motient Corporation."

          (b) Holder hereby agrees to the entry of stop transfer orders with the transfer agent and registrar of the Common Shares against the transfer (other than in compliance with this Agreement) of legended securities held by the Holder (or its permitted transferees under Section 5.1(c) or (f) hereof).

          (c) Motient agrees to remove any stop transfer orders provided in paragraph (b) above in sufficient time to permit any party to make any transfer permitted by the terms of this Agreement.

     8.2  Consolidation or Merger of Motient.

          For as long as the Holder continues to hold any Common Shares, if any of the following events (collectively, a "Motient Change of Control") occurs, namely:

          (a) any reclassification or exchange of the outstanding Common Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination);

          (b) any merger, consolidation, statutory share exchange or combination of Motient with another corporation as a result of which holders of Common Shares shall be entitled to receive stock or other securities with respect to or in exchange for such Common Shares; or

          (c) any sale or conveyance of the properties and assets of Motient as, or substantially as, an entirety to any other corporation as a result of which holders of Common Shares shall be entitled to receive stock or other securities with respect to or in exchange for such Common Shares;

Motient shall enter into, or Motient shall cause the successor or purchasing corporation to enter into, as the case may be, an agreement with the Holder that provides the Holder with substantially similar rights as provided in this Agreement with respect to the stock or other securities to be issued in the Motient Change of Control transaction with respect to or in exchange for the Common Shares.

     8.3 Specific Performance. The parties hereto acknowledge and agree that in the event of any breach of this Agreement, the non-breaching parties would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto shall and do hereby waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any action instituted hereunder.

     8.4 Amendments and Waivers. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. No modification, amendment, or waiver of any provision of this Agreement shall be effective against the Holder or Motient except by a written agreement signed by the Holder holding Common Shares and Motient.

     8.5 Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not including, without limitation, any Person which is the successor to the Holder or Motient.

     8.6 Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign federal, state, county, or local government or any other governmental, regulatory, or administrative agency or authority to be invalid, void, unenforceable, or against public policy for any reason, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

     8.7 Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     8.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     8.9 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

     8.10 GOVERNING LAW; CONSENT OF EXCLUSIVE JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT AND THE VALIDITY AND PERFORMANCE OF THE TERMS HEREOF SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OR CHOICE OF LAW. THE PARTIES HERETO HEREBY AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING DIRECTLY OR INDIRECTLY FROM OR IN CONNECTION WITH THIS AGREEMENT SHALL BE LITIGATED ONLY IN THE STATE OR FEDERAL COURTS LOCATED IN MANHATTAN IN THE STATE OF NEW YORK. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HERETO CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE FOREGOING COURTS AND CONSENT THAT ANY PROCESS OR NOTICE OF MOTION OR OTHER APPLICATION TO EITHER OF SAID COURTS OR A JUDGE THEREOF MAY BE SERVED INSIDE OR OUTSIDE THE STATE OF NEW YORK BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO SUCH PARTY AT ITS ADDRESS SET FORTH IN THIS AGREEMENT (AND SERVICE SO MADE SHALL BE DEEMED COMPLETE FIVE
(5) DAYS AFTER THE SAME HAS BEEN POSTED AS AFORESAID) OR BY PERSONAL SERVICE OR IN SUCH OTHER MANNER AS MAY BE PERMISSIBLE UNDER THE RULES OF SAID COURTS. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT.

     8.11 Notices. Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be given in writing and shall be deemed given three business days after the date sent by certified or registered mail (return receipt requested), one business day after the date sent by overnight courier or on the date given by telecopy (with confirmation of receipt) or delivered by hand, to the party to whom such correspondence is required or permitted to be given hereunder.

                         To Holder:

                         Harbinger Capital Partners Master Fund I., Ltd
                         c/o Harbinger Capital Partners Offshore Manager, L.L.C. One Riverchase Parkway South
                         Birmingham, Alabama 35244
                         Attn:General Counsel

                         To Motient:

                         Motient Corporation
                         300 Knightsbridge Parkway
                         Lincolnshire Parkway
                         Lincolnshire, IL 60069
                         Facsimile: (847) 478-4810
                         Attention: General Counsel

                         with a copy (which shall not constitute notice) to:

                         Andrews Kurth LLP
                         600 Travis Street, Suite 4200
                         Houston, Texas 77002
                         Facsimile: (713) 220-4285
                         Attention: Mark Young

     IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement on the day and year first above written.

                                  MOTIENT CORPORATION


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:

                [Signature Page to Registration Rights Agreement]

                                  Harbinger Capital Partners Master Fund I., Ltd

                                  By: Harbinger Capital Partners Offshore
                                      Manager, LLC, Investment Manager


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:

                [Signature Page to Registration Rights Agreement]

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